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                       October 23, 2020

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue
       Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Post-qualification
Amendment No. 3 to Offering Statement on Form 1-A
                                                            Filed October 16,
2020
                                                            File No. 024-11178

       Dear Mr. Levine:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services